March 31, 2009

Via Federal Express

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Texas Instruments Incorporated
Form 10-K for the Year Ended December 31, 2008
File No. 001-03761

Dear Mr. Vaughn:

I am writing in response to your letter dated March 19, 2009, to Texas Instruments Incorporated containing comments on our Form 10-K for the year ended December 31, 2008.  We will address your comments in future filings as discussed below.

COMMENT 1:  The language that is currently included after the word “effective” appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

RESPONSE 1:  We will revise this disclosure as requested in future filings.

COMMENT 2:  We note that you accrued $121 million in the year ended December 31, 2008 relating to a restructuring action that you announced in January 2009.  We further note that you record involuntary severance-related expenses related to an ongoing benefit in accordance with the provisions of SFAS 112 once they are probable and the amounts are estimable.  With reference to this specific restructuring action, please explain to us why you concluded it was appropriate to record the $121 million charge as of December 31, 2008.

RESPONSE 2:  In the second half of December 2008, management approved a restructuring plan to reduce employment through a combination of worldwide voluntary and involuntary programs with a total estimated cost of $300 million.  With respect to the involuntary program in the U.S. (the U.S. program), we apply SFAS 112 due to our determination that the benefits we offer under that program are made under an ongoing benefit arrangement.

 By December 31, 2008, we had identified either a named individual or a position to be eliminated under the U.S. program, and were able to apply factors such as salary and years of service to reliably estimate the cost of the ongoing benefit.  With the liability being both probable (due to management's approval of the U.S. program) and estimable, we recorded the charge as of December 31, 2008, in accordance with SFAS 5.  Additionally, affected employees were notified of their termination in January 2009 and, consistent with our ongoing benefit arrangement, the affected employees were not required to provide future services to obtain termination benefits.

 Of the $121 million charge taken in the fourth quarter of 2008, $119 million related to the U.S. program.  The remaining $2 million related to (a) incremental benefits for U.S. employees who had accepted a voluntary severance arrangement the company announced in December 2008 (accrued upon acceptance by the employees in accordance with SFAS 88) and (b) severance costs for employees outside the U.S. who were involuntarily terminated in December 2008 (accrued as of the communication date in accordance with SFAS 146).

COMMENT 3:  We note your disclosure on page 38 that you maintain consigned inventory at your customer locations.  Please revise this note in future filings to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

RESPONSE 3:  Question 2 of Staff Accounting Bulletin Topic 13(A)(2) indicates that “If title to the goods has passed but the substance of the arrangement is not a sale, the consigned inventory should be reported separately from other inventory in the consignor’s financial statements…”  Our consignment arrangements with our customers provide that we ship products to the customers’ locations, where the products are stored separately, but we retain title to the products until the customer pulls the product for sale or use in its manufacturing process. Once the product has been pulled, title passes and it is at that point we recognize revenue from the transaction and bill the customer.

Because our consignment arrangements are not of the type described in Question 2 of SAB Topic 13(A)(2), we believe that there is no need to provide additional separate disclosure of consigned inventory in our future filings.  However, we will clarify in future filings the relationship between our consignment inventory arrangements and revenue recognition.

COMMENT 4:  We note from page 40 that your gross profit decreased by 15% due to lower revenue and, to a lesser extent, the impact of lower factory utilization resulting from your efforts to reduce inventory.  Please revise future filings to quantify the effects that your lower utilization had upon your 2008 gross margin from your efforts to reduce your inventory.

RESPONSE 4:  We will expand our disclosure as requested in future filings.

COMMENT 5:  In addition, we note your disclosure on page 38 that you ''now tend to carry relatively higher levels of inventory than in past years.”  However, we note that your total inventory has declined from December 31, 2007 to December 31, 2008.  It appears that the higher inventory levels you are referring to are in relation to your total sales, and although total inventory has declined, it has not declined at the same rate as revenues.  Please revise future filings to clarify what you mean by ''relatively higher levels of inventory than in past years.”

RESPONSE 5:  We will expand our disclosure as requested in future filings.

We trust that the above information will be sufficient for your purposes.  If you have any questions, please call Charlie Miller of Texas Instruments at 214-480-6707.

Very truly yours,

/s/ Kevin P. March
Kevin P. March
Senior Vice President and
Chief Financial Officer